# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Auburn National Bancorporation, Inc, CIK 0000750574
CUSIP: 050473107
Title of class of securities: Common Stock, par value $0.01
Address of issuer's principal executive offices: 100 N. Gay Street, Auburn, Alabama (AL), 36830
Date of event which requires filing of this statement: 09/11/2025
Filed by CIK 0001195608
Persons authorized to receive notices and communications: Anne M. May, 100 N Gay Street, Auburn, Alabama (AL), 36830, 334.887.2772

## Reporting persons
- Anne M. May (CIK 0001195608): type of reporting person: individual (IN), other (OO); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 288,885; shared voting power 0; sole dispositive power 288,885; shared dispositive power 0; aggregate amount beneficially owned 288,885 (8.3% of the class); the aggregate amount excludes certain shares
  Comment: 11) Prior to the events described below, Anne M. May (the "Reporting Person") individually held 33,311 shares of Auburn National Bancorporation, Inc. common stock, $0.01 par value per share ("Shares"). She also held a durable Power of Attorney and related account authorizations (the "Power of Attorney") from Edward L. Spencer, III that were completed on May 15, 2024 with respect to 11,672 Shares, including 1,320 shares held by Edward L. Spencer, III individually and indirectly as a one-third member of Spencer LLC ("Spencer LLC"). The Reporting Person disclaims any beneficial ownership or economic interest in the 11,672 Shares held pursuant to this Power of Attorney.
  
  This Schedule 13D is filed to reflect the transfers as part of the settlement of the Estate of Edward L. Spencer, Jr. (the "E.L. Spencer Estate") and the estate of his wife, Mrs. Ruth P. Spencer, pursuant to the terms of their wills and related trusts established by Mr. and Mrs. Spencer (the "Parents").
  
  The Parents' daughter, Sandra J. Spencer has been (i) the sole Personal Representative of the E.L. Spencer Jr. Estate and the sole trustee of the Spencer Revocable Trust, which held an aggregate of 666,825 Shares; and (ii) the sole trustee of the Spencer 2008 Irrevocable Trust established by the late Edward L. Spencer, Jr., which held 47,882 Shares. She was also the sole Personal Representative of the estate of Ruth P. Spencer and the sole trustee of Ruth P. Spencer Revocable Trust, which held 17,000 Shares. The Shares held by these estates and trusts are referred to as the "Parents' Shares."
  
  On September 11, 2025, the following transfers were made in the brokerage accounts holding the Parents' Shares:
  
  * The transfer of a total of 47,882 Shares from the Spencer 2008 Irrevocable Trust to Exempt Trusts for the benefit of Sandra J. Spencer, and her two brothers, Bruce Steven Spencer and Edward L. Spencer, III (the "Brothers") . Of these Shares, 15,960 Shares are being transferred to and held by the Spencer 2008 Exempt Trust for the benefit of ("FBO") Edward L. Spencer, III, where the Reporting Person is the sole trustee with sole voting and dispositive power;
  * the transfer of a total of 666,825 Shares from the E.L. Spencer Estate and the Spencer 2008 Revocable Trust to Sandra J. Spencer and her two Brothers' respective Spencer Family Non-Exempt Trusts. Of these Shares, 222,275 Shares are being transferred to and held in the Spencer Family Non-Exempt Trust FBO Edward L. Spencer, III, where the Reporting Person is the sole trustee with sole voting and dispositive power; and
  * the transfer of a total of 17,000 Shares from the Estate of Ruth P. Spencer and the Ruth Spencer Revocable Trust to Sandra J. Spencer and her two Brothers' respective Spencer Family Non-Exempt Trusts. Of these Shares, 5,667 Shares are being transferred to and held in the Spencer Family Non-Exempt Trust FBO Edward L. Spencer, III, where the Reporting Person is the sole trustee with sole voting and dispositive power.
  
  These transfers are referred to collectively as the "Inheritance Transfers." The Trusts FBO Edward L. Spencer, III that received Shares in the Inheritance Transfers are the "Recipient Trusts."
  
  The Reporting Person holds, as sole trustee of the Recipient Trusts FBO Edward L. Spencer, III, a total of 243,902 Shares (the "Inherited Shares") as a result of the Inheritance Transfers of Parent Shares.
  
  As a result of the Inheritance Transfers, the Power of Attorney and her individually owned Shares, the Reporting Person may be deemed to beneficially own, a total of 288,885 Shares. These include:
  
  * 243,902 total Inherited Shares, which the Reporting Person holds as trustee of the Spencer 2008 Exempt Trust FBO Edward L. Spencer, III and the Spencer Family Non-Exempt Trust FBO Edward L. Spencer, III, in each case, with sole voting and dispositive power;
  * 11,672 Shares held by the Reporting Person pursuant to the Power of Attorney; and
  * 33,311 Shares previously held by the Reporting Person individually where she has sole voting and dispositive power.
  
  Included in the 11,672 Shares held pursuant to the Power of Attorney are 1,320 shares held by Edward L. Spencer, III indirectly as a one-third member of Spencer LLC. The Reporting Person may be deemed to have shared voting and dispositive power over the 3,960 Shares held by Spencer LLC. Sandra J. Spencer is the manager of Spencer LLC, where Sandra J. Spencer and Bruce Steven Spencer each hold a one-third membership interest in Spencer LLC and beneficially own 2,640 Shares of the Shares held by Spencer LLC. The Reporting Person disclaims any beneficial or economic interest in such 2,640 Shares.
  
  The Reporting Person disclaims any beneficial interest or economic interest held in the 255,574 Shares held directly or indirectly pursuant to the Power of Attorney and the Recipient Trusts FBO Edward L. Spencer, III.
  
  12) The amount shown in Row 11 excludes a total of 2,640 Shares, which reflect the two-thirds membership interests in Spencer LLC not held by the Reporting Person.
  
  13) The 288,885 Shares shown in Row 11 are 8.3% of the Company's total outstanding Shares reported as of August 11, 2025 on the cover page of the Issuer's latest Quarterly Report on Commission Form 10-Q as of and for the six months ended June 30, 2025.
  
  14) The Reporting Person is filing individually and as and as holder of the Power of Attorney for Edward L. Spencer, III, as Trustee of the Spencer 2008 Exempt Trust FBO Edward L. Spencer, III, and as Trustee of the Spencer Family Non-Exempt Trust FBO Edward L. Spencer, III

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01
Name of issuer: Auburn National Bancorporation, Inc
Address of issuer's principal executive offices: 100 N. Gay Street, Auburn, Alabama (AL), 36830

## Item 2. Identity and Background
Name of person filing: Anne M. May
Residence or business address: c/o 100 N. Gay Street Auburn, Alabama 36830
Present principal occupation or employment: Retired Partner, Machen & McChesney, LLP, an accounting firm located in Auburn, Alabama
Criminal convictions in the last five years: None
Civil proceedings (securities laws) in the last five years: None
Citizenship: United States of America

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Not applicable. The Reporting Person acquired the voting and dispositive power over Shares aggregating 5% or more of the Issuer's outstanding Shares as a result of being named the trustee of trusts that received Inheritance Transfers for the benefit of Edward L. Spencer, III. Previously, the Reporting Person held beneficial ownership of 1.3% of the Company's outstanding Shares, including 33,311 Shares held individually and 11, 672 Shares held pursuant to a power of attorney for Edward L. Spencer, III.

## Item 4. Purpose of Transaction
Purpose of transaction: To reflect the Inheritance Transfers to Recipient Trusts FBO Edward L. Spencer, III. The Reporting Person is the sole Trustee of the Recipient Trusts FBO Edward L. Spencer, III. There are no actions of the type specified in the Instruction to this Item 4 or similar actions contemplated presently.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See responses to Items 11-13 above. The aggregate number of Shares deemed beneficially owned by the Reporting Person is 288,885, which is 8.3% of the total number of Shares outstanding. The cover page of the Issuer's Quarterly Report on Commission Form 10-Q as of and for the six months ended June 30, 2025 filed on August 11, 2025 reported that the Issuer had 3,493,699 shares issued and outstanding.
Number of shares as to which each person has sole or shared power to vote or dispose: See responses to Items 11-13 above.
Transactions in the class effected during the past sixty days: None, except as described with in Row 11 and Item 3 above with respect to the Inheritance Transfers. See responses to Rows 11 and 12 and Item 3 above.
Other persons with the right to receive dividends or sale proceeds: Not applicable
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: None.

## Signatures
- Anne M. May: /s/ Anne M. May, Individually and as Power of Attorney and Trustee FBO Edward L. Spencer, III (09/15/2025)